================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            KMART HOLDING CORPORATION
                          -----------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   -------------------------------------------
                         (Title of Class of Securities)

                                   498780 10 5
                                 ---------------
                                 (CUSIP Number)
                    ----------------------------------------



                                 DANIEL A. NEFF
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 2004
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box: [ ].

================================================================================

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             ESL INVESTMENTS, INC.

                             I.R.S. IDENTIFICATION NO.:  75-2435723
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|
                                                                       (b)  |_|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             AF
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     53,671,387*
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                         0

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY                        53,671,387*

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING                        0

   PERSON WITH
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               53,671,387*
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          52.6%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                          CO
------------------- ------------------------------------------------------------


---------------------------------
* Excludes shares of common stock, par value $.01 per share, Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             EDWARD S. LAMPERT
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|
                                                                       (b)  |_|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             AF
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             UNITED STATES
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     53,956,132*
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                         -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY                        53,956,132*

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING                        -0-

   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     53,956,132*
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             52.9%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             IN
------------------- ------------------------------------------------------------


---------------------------------
* Excludes shares of common stock, par value $.01 per share, Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             CRK PARTNERS, LLC

                             I.R.S. IDENTIFICATION NO.:  75-2435723
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|
                                                                       (b)  |_|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             AF
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     39,793,408*
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                         -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY                        39,793,408*

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING                        -0-

   PERSON WITH
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     39,793,408*
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.0%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             OO
------------------- ------------------------------------------------------------


---------------------------------
* Excludes shares of common stock, par value $.01 per share, Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             CRK PARTNERS, LP

                             I.R.S. IDENTIFICATION NO.:  74-3026708
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|
                                                                       (b)  |_|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             WC
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     13,877,979*
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                         -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY                        13,877,979*

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING                        -0-

   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     13,877,979*
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             13.6%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             PN
------------------- ------------------------------------------------------------


---------------------------------
* Excludes shares of common stock, par value $.01 per share, Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             CRK PARTNERS II, LP

                             I.R.S. IDENTIFICATION NO.:  01-0726617
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|
                                                                       (b)  |_|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             WC
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     39,793,408*
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                         -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY                        39,793,408*

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING                        -0-

   PERSON WITH
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     39,793,408*
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.0%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             PN
------------------- ------------------------------------------------------------


---------------------------------
* Excludes shares of common stock, par value $.01 per share, Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             RBS PARTNERS, LP

                             I.R.S. IDENTIFICATION NO.:  75-2241690
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|
                                                                       (b)  |_|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             AF
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     13,877,979*
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                         -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY                        13,877,979*

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING                        -0-

   PERSON WITH
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     13,877,979*
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             13.6%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             PN
------------------- ------------------------------------------------------------


---------------------------------
* Excludes shares of common stock, par value $.01 per share, Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             ESL INVESTORS LLC

                             I.R.S. IDENTIFICATION NO.:  13-4095958
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|
                                                                       (b)  |_|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             WC
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     4,525,579*
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                         -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY                        4,525,579*

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING                        -0-

   PERSON WITH
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     4,525,579*
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             4.4%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             OO
------------------- ------------------------------------------------------------


---------------------------------
* Excludes shares of common stock, par value $.01 per share, Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             RBS INVESTMENT MANAGEMENT, LLC

                             I.R.S. IDENTIFICATION NO.:  06-1512334
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|
                                                                       (b)  |_|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             AF
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     284,745*
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                         -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY                        284,745*

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING                        -0-

   PERSON WITH
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     284,745*
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.3%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             OO
------------------- ------------------------------------------------------------


---------------------------------
* Excludes shares of common stock, par value $.01 per share, Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             ESL INSTITUTIONAL PARTNERS LP

                             I.R.S. IDENTIFICATION NO.:  06-1456821
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|
                                                                       (b)  |_|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             WC
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     284,745*
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                         -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY                        284,745*

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING                        -0-

   PERSON WITH
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     284,745*
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.3%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             PN
------------------- ------------------------------------------------------------


---------------------------------
* Excludes shares of common stock, par value $.01 per share, Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


         This Amendment No. 7 to Schedule 13D originally filed jointly on May 15, 2003, and amended by Amendment No. 1 to Schedule 13D filed on July 2, 2003, Amendment No. 2 to Schedule 13D filed on August 26, 2003, Amendment No. 3 to
Schedule 13D filed on October 27, 2003, Amendment No. 4 to Schedule 13D filed on November 4, 2003, Amendment No. 5 to Schedule 13D filed on January 2, 2004 and Amendment No. 6 to Schedule 13D filed on February 5, 2004, by ESL Investments, Inc., Edward S. Lampert, CRK Partners, LLC, CRK Partners, LP, CRK Partners II, LP, RBS Partners, LP, ESL Investors LLC, RBS Investment Management LLC and ESL Institutional Partners, L.P.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) This Schedule 13D is being filed by a group consisting of ESL Investments, Inc., a Delaware corporation ("ESL"), Edward S. Lampert, RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), ESL Institutional Partners LP, a Delaware limited partnership ("Institutional"), CRK Partners, LLC, a Delaware limited liability company ("CRK LLC"), CRK Partners, LP, a Delaware limited partnership ("CRK I"), CRK Partners II, LP, a Delaware limited partnership ("CRK II"), RBS Partners, LP, a Delaware limited partnership ("RBS") and ESL Investors LLC, a Delaware limited liability company ("Investors," and collectively with ESL, Mr. Lampert, RBSIM, Institutional, CRK LLC, CRK I, CRK II and RBS the "Reporting Persons"). Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name,
(b) citizenship, (c) present principal occupation or employment and (d) the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the "ESL Directors and Officers"). Other than the ESL Directors and Officers and Mr. Lampert, there are no persons or corporations controlling or ultimately in control of ESL.

         (b) The principal business address of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut 06830.

         (c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. CRK LLC is the general partner of CRK I and CRK II. RBS is the managing member of Investors. ESL is the general partner of RBS and the managing member of CRK LLC. RBSIM is the general partner of Institutional. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL and the managing member of RBSIM. Mr. Lampert is also Chairman of the Board and a director of Kmart. Each of RBS, RBSIM, ESL and Mr. Lampert also serves as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes. CRK I ceased to be the beneficial owners of any shares of Kmart Common Stock as of July 1, 2004 and therefore expressly disclaims beneficial ownership of the shares of Kmart Common Stock reported herein.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


         (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby supplemented as follows:

         On February 12, 2004, April 27, 2004 and June 7, 2004 CRK II received 8,178 shares of Kmart Common Stock, 222,629 shares of Kmart Common Stock and 114 shares of Kmart Common Stock, respectively, from Kmart on account of trade vendor/lease rejection claims (and participations in such claims) held by CRK II.

         The source of CRK II funds consisted of working capital of CRK II.

         On July 1, 2004, ESL Limited, a Bermuda corporation ("Limited") contributed its limited partnership interests in Institutional to ESL in exchange for a limited partnership interest in ESL, following which (i) Institutional distributed 705,898 shares of Kmart Common Stock, Convertible Notes convertible, at the election of the holders thereof, into 100,883 shares of Kmart Common Stock and 108,875 Kmart Options to ESL and (ii) CRK I was dissolved and made liquidating distributions of 6,511,426 and 24 shares of Kmart Common Stock to ESL and CRK Partners, respectively and Convertible Notes convertible, at the election of the holders thereof, into 925,971 of Kmart Common Stock and 999,337 Kmart Options to ESL.

         Pursuant to the Plan, the Reporting Persons have received other shares of Kmart Common Stock in the past (which acquisitions have been reported on the Schedule 13D and Amendments to such Schedule 13D previously filed by the Reporting Persons) and may receive further shares of Kmart Common Stock in the future on account of these same trade vendor/lease rejection claims as Kmart continues to reconcile all trade vendor/lease rejection claims held by all persons.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented as follows:

         On July 1, 2004, Limited contributed its limited partnership interests in Institutional to ESL in exchange for a limited partnership interest in ESL, following which (i) Institutional

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


distributed 705,898 shares of Kmart Common Stock, Convertible Notes convertible, at the election of the holders thereof, into 100,883 shares of Kmart Common Stock and 108,875 Kmart Options to ESL and (ii) CRK I was dissolved and made liquidating distributions of 6,511,426 and 24 shares of Kmart Common Stock to ESL and CRK Partners, respectively and Convertible Notes convertible, at the election of the holders thereof, into 925,971 of Kmart Common Stock and 999,337 Kmart Options to ESL.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a)-(b) The following table sets forth the aggregate number of shares of Kmart Common Stock and the percentage of outstanding shares of Kmart Common Stock beneficially owned by the Reporting Persons as of July 1, 2004, based on 102,113,678 outstanding shares of Kmart Common Stock as of May 14, 2004 (as described in the Company's Quarterly Report on Form 10-Q, filed May 17, 2004, assuming conversion of all Convertible Notes, excluding accrued interest on the Convertible Notes, and Kmart Options held by the Reporting Persons but not including any securities convertible into Kmart Common Stock held by other parties), indicating the number of shares of Kmart Common Stock for which each Reporting Person has sole or shared power to direct the vote or the disposition of such shares. The Reporting Persons as a group beneficially own an aggregate of 53,956,132 shares of Kmart Common Stock.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


REPORTING PERSON          NUMBER OF          PERCENTAGE      SOLE VOTING     SHARED VOTING     SOLE            SHARED
                          SHARE              OF              POWER           POWER             DISPOSITIVE     DISPOSITIVE
                          BENEFICIALLY       OUTSTANDING                                       POWER           POWER
                          OWNED              SHARES

Edward S. Lampert         53,956,132         52.9%           53,956,132      0                 53,956,132      0
                          (1)(7)

ESL Investments,          53,671,387         52.6%           53,671,387      0                 53,671,387      0
Inc.                      (2)(5)

CRK Partners, LLC         39,793,408         39.0%           39,793,408      0                 39,793,408      0
                          (3)

CRK Partners, LP          0                  0%              0               0                 0               0

CRK Partners, II, LP      39,793,384 (4)     39.0%           39,793,384      0                 39,793,384      0

RBS Partners, LP          13,877,979         13.6%           13,877,979      0                 13,877,979      0
                          (5)(6)

ESL Investors LLC         4,525,579 (6)      4.4%            4,525,579       0                 4,525,579       0

RBS Investment            284,745            0.3%            284,745         0                 284,745         0
Management, LLC           (7)(8)

ESL Institutional         284,745 (8)        0.3%            284,745         0                 284,745         0
Partners LP


(1) Includes 53,671,387 shares of Kmart Common Stock that may be deemed beneficially owned by ESL and 284,745 shares of Kmart Common Stock that may be deemed beneficially owned by RBSIM that may be deemed beneficially owned by Mr. Lampert. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL and the managing member of RBSIM.

(2) Includes 39,973,408 shares of Kmart Common Stock that may be deemed beneficially owned by CRK LLC and 13,877,979 shares of Kmart Common Stock that may be deemed beneficially owned by RBS that may be deemed beneficially owned by ESL. ESL is the managing member of CRK LLC and the general partner of RBS.

(3) Includes 39,793,384 shares of Kmart Common Stock beneficially owned by CRK II that may be deemed beneficially owned by CRK LLC. CRK LLC is the general partner of CRK II.

(4) Includes 4,443,342 shares of Kmart Common Stock that CRK II has the right to acquire pursuant to the conversion of Convertible Notes (excluding interest accrued thereon) and 4,795,391 shares of Kmart Common Stock that CRK II has the right to acquire pursuant to the exercise of Kmart Options.

-------------------------
  CUSIP NO. 498780 10 5          SCHEDULE 13D/A
-------------------------


(5) Includes 4,525,579 shares of Kmart Common Stock beneficially owned by Investors that may be deemed beneficially owned by RBS. RBS is the managing member of Investors.

(6) Includes 498,431 shares of Kmart Common Stock that Investors has the right to acquire pursuant to the conversion of Convertible Notes (excluding interest accrued thereon) and 537,922 shares of Kmart Common Stock that Investors has the right to acquire pursuant to the exercise of Kmart Options.

(7) Includes 219,522 shares of Kmart Common Stock beneficially owned by Institutional that may be deemed beneficially owned by RBSIM. RBSIM is the general partner of Institutional.

(8) Includes 31,373 shares of Kmart Common Stock that Institutional has the right to acquire pursuant to the conversion of Convertible Notes (excluding interest accrued thereon) and 33,860 shares of Kmart Common Stock that Institutional has the right to acquire pursuant to the exercise of Kmart Options.

         (c) The disclosure pursuant to Item 3 of this Schedule 13D is incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2004

                                  ESL INVESTMENTS, INC.


                                  By:      /s/ William C. Crowley
                                           -----------------------------
                                           Name:    William C. Crowley
                                           Title:   President



                                  EDWARD S. LAMPERT


                                  /s/ Edward S. Lampert
                                  --------------------------------------
                                  Edward S. Lampert


                                  CRK PARTNERS, LLC

                                  By:   ESL Investments, Inc., its
                                              managing member

                                        By:  /s/ William C. Crowley
                                              --------------------------
                                             Name:    William C. Crowley
                                             Title:   President



                                  CRK PARTNERS, LP

                                  By:   CRK Partners, LLC, its general partner

                                       By:   ESL Investments, Inc., its
                                                  managing member

                                             By:   /s/ William C. Crowley
                                                   -----------------------------
                                                   Name:     William C. Crowley
                                                   Title:    President

                                  CRK PARTNERS II, LP

                                  By:   CRK Partners, LLC, its general partner

                                       By:   ESL Investments, Inc., its
                                                  managing member

                                             By:   /s/ William C. Crowley
                                                   -----------------------------
                                                   Name:     William C. Crowley
                                                   Title:    President



                                  RBS PARTNERS, LP

                                  By:   ESL Investments, Inc., its general
                                                           partner

                                       By:   /s/ William C. Crowley
                                            ------------------------------------
                                            Name:    William C. Crowley
                                            Title:   President



                                  ESL INVESTORS LLC

                                  By:   RBS Partners, LP, its managing member

                                       By:   ESL Investments, Inc., its general
                                                                partner

                                             By:   /s/ William C. Crowley
                                                --------------------------------
                                                 Name:   William C. Crowley
                                                 Title:  President



                                  RBS INVESTMENT MANAGEMENT, LLC


                                  By:      /s/ William C. Crowley
                                            ------------------------------------
                                            Name:    William C. Crowley
                                            Title:   Member



                                  ESL INSTITUTIONAL PARTNERS, L.P.

                                  By:   RBS Investment Management, LLC, its
                                                general partner

                                       By:   /s/ William C. Crowley
                                             -----------------------------------
                                             Name:    William C. Crowley
                                             Title:   Member

                                   SCHEDULE I

      The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is One Lafayette Place, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ESL Investments, Inc.

 Name and Business Address      Principal Occupation               Citizenship
 -------------------------      --------------------               -----------
 Robert Jackowitz                Chief Financial Officer           United States
 William C. Crowley              President and Chief               United States
                                 Operating Officer
 Edward S. Lampert               Director, Chairman and Chief      United States
                                 Executive Officer